[Fidelity D& D Bancorp, Inc. Letterhead]

May 10, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Fidelity D & D Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-255479

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fidelity D & D Bancorp, Inc. (the “Company”) hereby requests that the Company’s above-referenced Registration Statement on Form S-4 be declared effective on Wednesday, May 12, 2021 at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Yours truly,

FIDELITY D & D BANCORP, INC.

By:	/s/ Daniel J. Santaniello
Daniel J. Santaniello
President & Chief Executive Officer